SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 7)*
CorMedix Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
21900C100
(CUSIP Number)
Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

3,592,219 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,592,219 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,592,219 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 514,821 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities based on a pro-rata conversion or exercise of such securities between the Reporting Persons in accordance with the Ownership Limitation (as defined in Item 5(a)).  The Reporting Person has waived its right to exercise or convert the convertible securities pursuant to the Waiver (as defined in Item 4) with respect to 514,821 of such shares of Common Stock. Also includes 1,744,000 shares of Common Stock issuable upon conversion or exercise, as the case may be, of certain convertible securities that are not subject to the Ownership Limitation or the Waiver.
(2) Calculated in accordance with the Ownership Limitation based on a pro-rata conversion or exercise between the Reporting Persons of certain convertible securities held by the Reporting Persons. See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,633,466 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,633,466 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,633,466 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8% (2)

14.	TYPE OF REPORTING PERSON

PN

(1)
Includes 1,093,995  shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities based on a pro-rata conversion or exercise of such securities between the Reporting Persons in accordance with the Ownership Limitation (as defined in Item 5(a)).  The Reporting Person has waived its right to exercise or convert the convertible securities pursuant to the Waiver (as defined in Item 4). Also includes 3,706,000 shares of Common Stock issuable upon conversion or exercise, as the case may be, of certain convertible securities that are not subject to the Ownership Limitation or the Waiver.

(2) Calculated in accordance with the Ownership Limitation based on a pro-rata conversion or exercise between the Reporting Persons of certain convertible securities held by the Reporting Persons. See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,633,466 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,633,466 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,633,466 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 1,093,995 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities based on a pro-rata conversion or exercise of such securities between the Reporting Persons in accordance with the Ownership Limitation (as defined in Item 5(a)). EILP has waived its right to exercise or convert the convertible securities pursuant to the Waiver (as defined in Item 4). Also includes 3,706,000 shares of Common Stock issuable upon conversion or exercise, as the case may be, of certain convertible securities that are not subject to the Ownership Limitation or the Waiver.

(2) Calculated in accordance with the Ownership Limitation based on a pro-rata conversion or exercise between the Reporting Persons of certain convertible securities held by the Reporting Persons. See Item 5(a).

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended to add the following:
The purchase price for the December 2018 Convertible Note (as defined in Item 4) and the December 2018 Warrant (as defined in Item 4) is to be paid from the working capital of Manchester Securities Corp, a wholly-owned subsidiary of Elliott.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:

On December 31, 2018, Manchester entered into a Securities Purchase Agreement with the Issuer (the “Purchase Agreement”) for the purchase and sale of a senior secured convertible note in the aggregate principal amount of $7,500,000 (the “December 2018 Convertible Note”) and a warrant to purchase up to an aggregate of 450,000 shares of the Issuer’s common stock (the “December 2018 Warrant”), for gross proceeds of $7,500,000.  The terms and conditions of the Purchase Agreement are qualified in their entirety by reference to the full text of the form of such document,  which is attached as Exhibit 99.8 hereto and is incorporated herein by reference.  The terms and conditions of the December 2018 Convertible Note are qualified in their entirety by reference to the full text of the form of such document,  which is attached as Exhibit 99.19 hereto and is incorporated herein by reference.
The December 2018 Warrant is immediately exercisable, has an exercise price of $1.50 per share, subject to adjustment in the event of stock dividends and distributions, stock splits, stock combinations, or reclassifications affecting the Common Stock, and has a term of five (5) years.  The terms and conditions of the December 2018 Warrant are qualified in their entirety by reference to the full text of the form of such document,  which is attached as Exhibit 99.20 hereto and is incorporated herein by reference.

On the same date, and in connection with the Purchase Agreement, the Issuer amended and restated the following warrants held by Elliott, and its affiliates to reduce the exercise price of each warrant to $0.001 per share: warrants issued in May 2013 to purchase up to an aggregate of 500,000 shares of Common Stock with a pre-amendment exercise price of $0.65 per share and an expiration date of May 30, 2019; and warrants issued in October 2013 to purchase up to an aggregate of 750,000 shares of Common Stock with a pre-amendment exercise price of $0.90 per share and an expiration date of October 22, 2019.  The amendment of these warrants was previously reported by the Issuer on December 21, 2018; the amendment and restatement of these warrants simply memorializes the amendment to the respective exercise prices.

In addition, on the same date and in connection with the Purchase Agreement, the Issuer, Elliott, Elliott International and Manchester agreed to waive any rights of conversion or exercise (the “Waiver”) for all of the shares of the Issuer’s Series C-2, D, E and F preferred stock, as well as warrants to purchase an aggregate of 4,014,859 shares of the Issuer’s common stock (collectively with the shares of Series C-2, D, E and F preferred stock, the “Elliott Derivative Securities”), until the earliest to occur of (i) the effective date on which the Issuer’s Certificate of Incorporation is amended to increase the number of authorized shares of common stock, (ii) the effective date on which the Issuer effects a reverse stock split of Common Stock, (iii) one business day immediately prior to the consummation of a Fundamental Transaction (as defined in the instruments governing the applicable Elliott Derivative Securities), and (iv) April 30, 2019 (each of clauses (i)-(iv) is referred to herein as a “Waiver Trigger Date” and collectively, the “Waiver Trigger Dates”). The terms and conditions of the Waiver are qualified in their entirety by reference to the full text of the form of such document,  which is attached as Exhibit 99.21 hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)      As of the date hereof, Elliott, Elliott International and EICA collectively may be deemed to beneficially own 11,225,685 shares of Common Stock, including 1,608,816 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities constituting approximately 9.99% of the shares of Common Stock outstanding calculated in accordance with the Ownership Limitation (as defined below) and based on a pro-rata conversion or exercise of such securities between the Reporting Persons and an additional 5,450,000 shares of Common Stock that are not subject to the Ownership Limitation.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 105,310,400 shares of Common Stock outstanding as of November 9, 2018, which is the total number of shares of Common Stock outstanding as set forth in the Issuer’s 10-Q filed on November 14, 2018.

Upon the consummation of the transactions contemplated by the Purchase Agreement, the December 2018 Convertible Note and the December 2018 Warrant, and absent the Waiver and the occurrence of any of the four Waiver Trigger Dates, Elliott may be deemed to beneficially own 3,592,219 shares of Common Stock, including 514,821 shares of Common Stock (with respect to which, pursuant to the Waiver, Elliott and or Manchester, as applicable, has agreed to waive its right to exercise or convert the related convertible securities) issuable upon the conversion or exercise, as the case may be, of certain convertible securities constituting approximately 3.20% of the shares of Common Stock outstanding, calculated in accordance with the Ownership Limitation and based on a pro-rata conversion or exercise of such securities between the Reporting Persons and 1,744,000 shares of Common Stock that are not subject to the Ownership Limitation.

Upon the consummation of the transactions contemplated by the Purchase Agreement, Elliott International may be deemed to beneficially own 7,633,466  shares of Common Stock, including 1,093,995 shares of Common Stock (with respect to which, pursuant to the Waiver, Elliott International has agreed to waive its right to exercise or convert the related convertible securities) issuable upon the conversion or exercise, as the case may be, of certain convertible securities constituting approximately 6.79% of the shares of Common Stock outstanding, calculated in accordance with the Ownership Limitation and based on a pro-rata conversion or exercise of such securities between the Reporting Persons.  EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 7,663,466  shares of Common Stock beneficially owned by Elliott International, constituting approximately 6.79% of the shares of Common Stock outstanding calculated in accordance with the Ownership Limitation and based on a pro-rata conversion or exercise of such securities between the Reporting Persons and 3,706,000 shares of Common Stock that are not subject to the Ownership Limitation.

Each of Elliott, Elliott International and EICA may be deemed to beneficially own shares of Common Stock underlying certain securities currently convertible or exercisable, as the case may be, as of the date hereof.  Such securities contain restrictions on exercise and conversion, as the case may be, such that they may not be exercised or converted if the number of shares of Common Stock to be issued pursuant to such exercise or conversion would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (“Section 13(d)”)) in excess of 9.99% of all of the Common Stock outstanding at such time (the “Ownership Limitation”).  Elliott, Elliott International and EICA each disclaims beneficial ownership of any and all shares of Common Stock issuable upon any conversion or exercise, as the case may be, of such securities if such conversion would cause Elliott’s, Elliott International’s and EICA’s, as applicable, aggregate beneficial ownership to exceed or remain above the Ownership Limitation.

(b)      Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)      Except as set forth in Item 4 of this Amendment No. 7, the Reporting Persons have not effected any transactions in the securities of the Issuer reported hereunder during the past 60 days.

(d)       No other person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)     Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
Upon the consummation of the transactions contemplated Purchase Agreement, Manchester will own the December 2018 Warrant exercisable for up to approximately 450,000  shares of Common Stock, subject to adjustment, at $1.50 per share and that expires five (5) years from the exercise date contained therein.
Each of the securities described in this Item 6 are subject to the Ownership Limitation (as described in Item 5 above).  Elliott, Elliott International and EICA  each disclaims beneficial ownership of any and all shares of Common Stock issuable upon any conversion or exercise, as the case may be, of such securities if such conversion would cause Elliott’s, Elliott International’s and EICA’s, as applicable, aggregate beneficial ownership to exceed or remain above the Ownership Limitation.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibits:
Exhibit 99.18 – Securities Purchase Agreement, dated December 31, 2018 between CorMedix Inc. and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 3, 2019)
Exhibit 99.19 – Convertible Note, dated December 31, 2018 by CorMedix Inc. in favor of Manchester Securities Corp. (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 3, 2019)
Exhibit 99.20 –Warrant, dated December 31, 2018 between CorMedix Inc. and Manchester Securities Corp.  (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 3, 2019)
Exhibit 99.21 – Waiver Agreement, dated December 31, 2018, between CorMedix Inc., Manchester Securities Corp., Elliott Associates, LP and Elliott International, LP.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	January 4, 2019
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Hambledon, Inc., its General Partner By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President